SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 07 April, 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


EXHIBIT No

 1  Transaction in Own Shares released on 03 March 2008
 2  Doc re. Notice of AGM released on 03 March 2008
 3  Transaction in Own Shares released on 04 March 2008
 4  Transaction in Own Shares released on 05 March 2008
 5  Transaction in Own Shares released on 06 March 2008
 6  Transaction in Own Shares released on 07 March 2008
 7  Transaction in Own Shares released on 10 March 2008
 8  Holding(s) in Company released on 10 March 2008
 9  Director/PDMR Shareholding released on 10 March 2008
10  Transaction in Own Shares released on 12 March 2008
11  Director/PDMR Shareholding released on 12 March 2008
12  Transaction in Own Shares released on 13 March 2008
13  Director/PDMR Shareholding released on 13 March 2008
14  Director/PDMR Shareholding released on 13 March 2008
15  Transaction in Own Shares released on 14 March 2008
16  Director/PDMR Shareholding released on 14 March 2008
17  Transaction in Own Shares released on 17 March 2008
18  Holding(s) in Company released on 17 March 2008
19  Director/PDMR Shareholding released on 17 March 2008
20  Transaction in Own Shares released on 18 March 2008
21  Holding(s) in Company released on 18 March 2008
22  Transaction in Own Shares released on 19 March 2008
23  Transaction in Own Shares released on 20 March 2008
24  Director/PDMR Shareholding released on 20 March 2008
25  Director/PDMR Shareholding released on 20 March 2008
26  Transaction in Own Shares released on 25 March 2008
27  Director/PDMR Shareholding released on 25 March 2008
28  Director/PDMR Shareholding released on 25 March 2008
29  Transaction in Own Shares released on 26 March 2008
30  Transaction in Own Shares released on 27 March 2008
31  Director/PDMR Shareholding released on 27 March 2008
32  Total Voting Rights released on 31 March 2008
33  Transaction in Own Shares released on 31 March 2008

Exhibit No. 1


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  3 March 2008

BP p.l.c. announces that on 29 February 2008, it purchased for cancellation 1,800,000 ordinary shares at prices between 543.50 pence and 555.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,120,649 ordinary shares in Treasury, and has 18,866,478,307 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2


BP p.l.c. -  Doc re. Notice of AGM
BP p.l.c. -  3 March 2008

Documents for the BP p.l.c. 2008 Annual General Meeting

Annual Report and Accounts 2007
Annual Review 2007
Notice of 2008 Annual General Meeting
Proxy form
Shareholder information card
Notification of availability card
New Articles of Association (being proposed at the 2008 Annual General Meeting)

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: +44 (0)20 7066 1000

Copies of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

From 4 March, these documents (save for the Proxy form and Notification of availability card) may also be viewed on:

www.bp.com

A summary of the principal changes being introduced by the New Articles of Association to be proposed at the upcoming Annual General Meeting, are set out below.

It is expected that the total of the votes cast by shareholders for or against or withheld on each resolution will be published on www.bp.com on Monday 21 April 2008.



Extract from the Notes to the Resolution to amend the Articles of Association contained in the BP Notice of Annual General Meeting 2008.



At its upcoming Annual General Meeting, the company will be proposing the adoption of new articles of association (the 'New Articles'). These are intended to replace the company's current Articles of Association (the 'Current Articles'). The main reason for the New Articles is to take account of changes in UK company law brought about by the Companies Act 2006 (the 'Act'). The principal changes being proposed in the New Articles are summarized below.

1. Approach to the amendments

Those provisions in the Current Articles that may conflict with the Act are to be amended within the parameters permitted by the Act. The New Articles depart from the provisions of the Act where the company thinks it appropriate and the Act so permits. The opportunity has also been taken to endeavour to bring clearer language into the New Articles.
     The Act is, in many instances, more prescriptive than the previous legislation giving less discretion to companies to adopt their own policies and procedures in some areas. The Current Articles have been drafted to take advantage of this flexibility. As a consequence in certain cases the New Articles now simply refer to the Act requirements to determine certain issues, e.g. length of notice to convene meetings.

2. Shares
The provisions in the Current Articles relating to authorities under Sections 80 and 89 Companies Act 1985 (to allot shares and to issue shares irrespective of pre-emption rights) will be modified under the New Articles to remove redundant provisions, so that in each case the amount of the authority in question shall be as stated in the relevant resolution passed at a general meeting of the company.

3. Convening extraordinary and annual general meetings
Certain of the provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles as these matters are now subject to express provisions in the Act. The provisions in the Current Articles dealing with who is entitled to receive notice of general meetings are being amended to conform to the new provisions in the Act. In addition, the provisions in the Current Articles dealing with the security of meetings are being amended to make plain the current position that attendance at a general meeting is subject to any actions the company may be required to take to maintain the security, safety and good order of the meeting.



4. Proxies and corporate representatives

     The provisions in the Current Articles permitting the appointment of proxies by means of electronic communications are also being clarified in relation to the appointment of a proxy by means of a CREST uncertificated proxy instruction (for shares that are uncertificated shares). This has led to a number of detailed changes and the introduction of a number of new definitions.

5. Directors' interests in contracts

The Current Articles provide that a director can be a party to, or interested in, a transaction or arrangement with the company or in which the company is interested provided that the director has declared the nature and extent of the director's interest. The New Articles contain a new provision that will be effective from 1 October 2008, which continues to allow directors' interests in contracts that are disclosed but which has been amended slightly to bring it into line with the Act.

6. Directors' conflicts of interests

The Act sets out directors' general duties, which largely codify the existing law but include some important changes. Under the Act, from 1 October 2008, a director must avoid a situation where a director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organization.
     The Act allows directors of public companies to authorize conflicts and potential conflicts, where appropriate, if a company's articles of association contain a provision to this effect. The Act also allows articles of association to contain other provisions for the authorization of directors' conflicts of interest so as to avoid directors finding themselves in breach of a duty.
     The New Articles give the directors authority to approve such situations and include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.
     There are safeguards that will apply when directors decide whether to authorize a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorization if they think this is appropriate.
     It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director from being in breach of duty if a conflict or potential conflict of interest arises. These provisions will only apply where the situation giving rise to the potential conflict has previously been authorized by the directors. It is the board's intention to report annually on the company's compliance with its procedures for ensuring that the board's powers to authorize conflicts have operated effectively.

7. Age of directors on appointment

The Current Articles provide that a person may be ineligible for appointment as a director or their continuation in office may be inappropriate, on account of the director's age. This provision has been removed as it could now contravene the Employment Equality (Age) Regulations 2006.

8. Co-Chairman

The Current Articles contain a provision for the appointment by the directors of one of their number as Co-Chairman. As this provision is no longer required, it has been removed from the New Articles.

9. Service of notices and documents

Various provisions of the Act that came into force in January 2007 enabled companies to communicate with members by electronic and/or website communications if the company had the necessary authorization. A resolution was passed at last year's annual general meeting to permit the company to take advantage of these new provisions. The New Articles now contain amendments to reflect this which will supercede the resolution.
     The Act provides that, in the absence of a provision in the company's articles to the contrary, then the agreement or consent of all the joint holders of the company's shares is required for the delivery of a notice, documents or information to be made in a particular manner. The New Articles will provide that the agreement of the first named joint holder in the register of members shall be sufficient.



END

Exhibit No. 3


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 March 2008

BP p.l.c. announces that on 3 March 2008, it purchased for cancellation 1,400,000 ordinary shares at prices between 533.50 pence and 542.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,120,649 ordinary shares in Treasury, and has 18,865,216,469 ordinary shares in issue (excluding Treasury shares).

 Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632 END

Exhibit No. 4



BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 March 2008

BP p.l.c. announces that on 4 March 2008, it purchased for cancellation 1,875,000 ordinary shares at prices between 529.00 pence and 541.90 pence per share.



Following the above transaction BP p.l.c. holds 1,939,120,649 ordinary shares in Treasury, and has 18,863,380,665 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

END

Exhibit No. 5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  6 March 2008


BP p.l.c. announces that on 5 March 2008, it purchased for cancellation 780,000 ordinary shares at prices between 534.00 pence and 542.00 pence per share.

BP p.l.c. also announces that on 5 March 2008 it transferred to participants in its employee share schemes 44,109 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,939,076,540 ordinary shares in Treasury, and has 18,862,715,612 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 6


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 March 2008


BP p.l.c. announces that on 6 March 2008, it purchased for cancellation 1,381,000 ordinary shares at prices between 534.50 pence and 545.00 pence per share.


Following the above transaction BP p.l.c. holds 1,939,076,540 ordinary shares in Treasury, and has 18,861,404,596 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  10 March 2008



BP p.l.c. announces that on 7 March 2008, it purchased for cancellation 1,673,193 ordinary shares at prices between 527.00 pence and 533.00 pence per share.





Following the above transaction BP p.l.c. holds 1,939,076,540 ordinary shares in Treasury, and has 18,859,864,597 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 8



BP p.l.c. -  Holding(s) in Company
BP p.l.c. -  10 March 2008


BP p.l.c. received on 7 March 2008 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 6 March 2008. The disclosure of their interest in accordance with DTR5 is attached.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12



TR-1:               Notification of major interests in shares



1. Identity of the issuer or the underlying issuer of existing          BP Plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                             Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):______________


3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:
                                                                 Legal & General Investment Management
                                                                            Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                       Management) Limited (PMC)

                                                                    Legal & General Group Plc (L&G)
5. Date of the transaction (and date on which the threshold is               06 March 2008
crossed or reached if different):

6. Date on which issuer notified:                                            07 March 2008

7. Threshold(s) that is/are crossed or reached:                            Above 5% (Group)

                                                                            Above 5% (LGIM)


8. Notified details:


A: Voting rights attached to shares
Class/type of  Situation previous to  Resulting situation after the triggering transaction
shares         the Triggering
               transaction
 if possible   Number of   Number of  Number of     Number of voting rights   % of voting rights
using the ISIN Shares      Voting     shares
CODE                       Rights                   Direct       Indirect     Direct       Indirect

ORD                      Below 5%     943,734,731   875,856,259  67,878,472   4.643        0.359

USD0.25


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)

Number of voting rights                            % of voting rights
       943,734,731                                       5.00


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (943,734,731 - 5.00% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (943,734,731 - 5.00% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(943,734,731 - 5.00% = Total Position)

Legal & General Group Plc (Direct) (L&G)
   (875,856,259 - 4.64 % = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (726,032,885 - 3.84 % = PMC)                 (LGIH)

Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(726,032,885 - 3.84 % = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:

10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A


13. Additional information:               Notification using the total voting rights figure of
                                                            18,861,404,596


14. Contact name:                                   Helen Lewis (LGIM)

15. Contact telephone number:                       020 3124 3851

Exhibit No. 9


BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 March 2008



BP p.l.c. was advised on 10 March 2008 by Computershare Plan Managers that on 10 March 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.285 per share through participation in the BP ShareMatch UK Plan:-



Directors



Dr A.B. Hayward             68 shares

Mr I.C. Conn                68 shares



Persons Discharging Managerial Responsibilities



Mrs V. Cox                  68 shares

Mr J. Mogford               68 shares

Mr S. Westwell              68 shares



This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit No. 10


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 March 2008



BP p.l.c. announces that on 11 March 2008, it purchased for cancellation 1,380,000 ordinary shares at prices between 535.00 pence and 540.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,076,540 ordinary shares in Treasury, and has 18,858,842,053 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 11



BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  12 March 2008


BP p.l.c. was advised on 11 March 2008, by Equiniti that Mr. I.C. Conn, a Director of BP p.l.c. received 342 BP Ordinary shares (ISIN number GB0007980591) on 10 March 2008 @ GBP5.373117 per share, through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No. 12


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  13 March 2008



BP p.l.c. announces that on 12 March 2008, it purchased for cancellation 905,000 ordinary shares at prices between 543.50 pence and 547.00 pence per share.

BP p.l.c. also announces that on 12 March 2008 it transferred to participants in its employee share schemes 631,573 ordinary shares at prices between 350.00 pence and 610.50 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,938,444,967 ordinary shares in Treasury, and has 18,858,584,802 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 13


BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  13 March 2008

BP p.l.c. was advised on 13 March 2008 by Computershare Plan Managers that on 10 March 2008 Mr A. Inglis, a Director of BP p.l.c. acquired in London 769 BP Ordinary Shares (ISIN number GB0007980591) at GBP5.285 per share through participation in the BP ShareMatch UK (Overseas) Plan.

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit No. 14

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  13 March 2008


We were advised on 13 March 2008 by The Bank of New York Mellon that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 10 March 2008 @ $65.4519 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr        90.2203 ADSs
                         (equivalent to approximately 541 Ordinary shares)

Mr. I.C. Conn             86.1514 ADSs
                         (equivalent to approximately 517 Ordinary Shares)



This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

Exhibit No. 15

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 March 2008


BP p.l.c. announces that on 13 March 2008, it purchased for cancellation 2,065,000 ordinary shares at prices between 531.50 pence and 540.00 pence per share.


Following the above transaction BP p.l.c. holds 1,938,444,967 ordinary shares in Treasury, and has 18,856,733,002 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 16

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  14 March 2008


BP p.l.c. was notified on 13 March 2008 by Fidelity Stock Plan Services LLC that Ms S Bott, a person discharging managerial responsibility in BP p.l.c., received an award of 9,800 BP ADS's (ISIN number US0556221044), equivalent to 58,800 ordinary shares, on 11 March 2008 under the BP Restricted Share Plan. 3,523 BP ADS's (equivalent to 21,138 ordinary shares) were sold on 11 March 2008 at $63.86 per ADS to meet the tax liability on the award of these shares.

This notice is given in fulfilment of the obligation under DTR3.1.4R

Exhibit No. 17

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 March 2008



BP p.l.c. announces that on 14 March 2008, it purchased for cancellation 2,781,000 ordinary shares at prices between 526.50 pence and 536.50 pence per share.

BP p.l.c. also announces that on 14 March 2008 it transferred to participants in its employee share schemes 650,166 ordinary shares at prices between 528.50 pence and 619.50 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,937,794,801 ordinary shares in Treasury, and has 18,855,466,858 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 18


BP p.l.c. -  Holding(s) in Company
BP p.l.c. -  17 March 2008

BP p.l.c. received on 14 March 2008 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 12 March 2008. The disclosure of their interest in accordance with DTR5 is attached.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12



TR-1:               notification of major interests in shares


1. Identity of the issuer or the underlying issuer of existing                  BP Plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                             Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:                                                      Legal & General Investment Management
                                                                            Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                       Management) Limited (PMC)
                                                                    Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is               12 March 2008
crossed or reached if different):

6. Date on which issuer notified:                                            14 March 2008

7. Threshold(s) that is/are crossed or reached:                            Below 5% (Group)
                                                                            Below 5% (LGIM)


8. Notified details:


A: Voting rights attached to shares
Class/type of Situation previous to the Resulting situation after the triggering transaction
shares        Triggering transaction

 if possible  Number of    Number of    Number of   Number of voting rights   % of voting rights
using the     Shares       Voting       shares
ISIN CODE                  Rights
                                                    Direct       Indirect     Direct       Indirect

ORD           943,734,731  943,734,731                                                   Below 5%

USD 0.25


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights
                                                Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Below 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5% = Total Position)

Legal & General Group Plc (Direct) (L&G)
  (874,656,088 - 4.63 % = LGAS, LGPL & PMC)


Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (728,228,114 - 3.86 % = PMC)                 (LGIH)
Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(728,228,114 - 3.86 % = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:


10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A


13. Additional information:                      Notification using the total voting rights figure of
                                                                      18,856,733,002


14. Contact name:                                                   Helen Lewis (LGIM)

15. Contact telephone number:                                         020 3124 3851


Exhibit No. 19

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  17 March 2008


We were advised on 14 March 2008 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.) received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 10 March 2008 at GBP5.285 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK and BP Sharematch UK (Overseas) Plans :-

Dr. A.B. Hayward                    74 shares

Mr. I. C. Conn                      74 shares

Mr A G Inglis                       56 shares

Mr J. Mogford                       75 shares



This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit No. 20

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 March 2008



BP p.l.c. announces that on 17 March 2008, it purchased for cancellation 2,390,000 ordinary shares at prices between 513.35 pence and 527.60 pence per share.



Following the above transaction BP p.l.c. holds 1,937,794,801 ordinary shares in Treasury, and has 18,853,569,250 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 21

BP p.l.c. -  Holding(s) in Company
BP p.l.c. -  18 March 2008


BP p.l.c. received on 17 March 2008 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 14 march 2008. The disclosure of their interest in accordance with DTR5 is attached.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12



TR-1:               notification of major interests in shares


1. Identity of the issuer or the underlying issuer of existing                  BP Plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                             Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:                                                      Legal & General Investment Management
                                                                            Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                       Management) Limited (PMC)
                                                                    Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is               14 March 2008
crossed or reached if different):

6. Date on which issuer notified:                                            17 March 2008

7. Threshold(s) that is/are crossed or reached:                            Above 5% (Group)

                                                                            Above 5% (LGIM)


8. Notified details:


A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering transaction
shares        the Triggering
              transaction
 if possible  Number of   Number of Number of       Number of voting rights   % of voting rights
using the     Shares      Voting    shares
ISIN CODE                 Rights                    Direct       Indirect     Direct       Indirect
ORD                  Below 5%       943,034,060     875,156,088  67,877,972   4.641        0.359

USD 0.25


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights
                   943,034,060                                              5.00



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (943,034,060 -
5.00% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct
and Indirect)  (943,034,060 - 5.00% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM)
(943,034,060 - 5.00% = Total Position)
                  Legal & General Group Plc (Direct) (L&G) (875,156,088 - 4.64 % = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (729,450,414 - 3.86 % = PMC)                 (LGIH)
Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(729,450,414 - 3.86 % = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:


10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A

13. Additional information:                Notification using the total voting rights figure of
                                                                      18,855,466,858

14. Contact name:                                                   Helen Lewis (LGIM)

15. Contact telephone number:                                         020 3124 3851

Exhibit No. 22


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  19 March 2008



BP p.l.c. announces that on 18 March 2008, it purchased for cancellation 1,900,000 ordinary shares at prices between 515.50 pence and 520.00 pence per share.



Following the above transaction BP p.l.c. holds 1,937,794,801 ordinary shares in Treasury, and has 18,851,894,718 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 23

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  20 March 2008

BP p.l.c. announces that on 19 March 2008, it purchased for cancellation 2,419,000 ordinary shares at prices between 512.50 pence and 525.00 pence per share.

BP p.l.c. also announces that on 19 March 2008 it transferred to participants in its employee share schemes 5,705 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,937,789,096 ordinary shares in Treasury, and has 18,849,588,523 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 24

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  20 March 2008


We were advised on 19 March 2008 by Computershare Plan Managers that Mr S. Westwell (a person discharging managerial responsibility in BP p.l.c.) received 7 BP ordinary shares (ISIN number GB0007980591) on 10 March 2008 at GBP5.373117 per share, as a result of reinvestment of dividends on shares held through the BP Global Sharematch Plan.



This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit No. 25

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  20 March 2008

BP p.l.c. was informed on 19 March 2008 by the Trustees of the BP Employee Share Ownership Plan that on 17 March 2008, performance share awards were made to the following senior executives (persons discharging managerial responsibility) under the BP Medium Term Performance Plan (the Award).



Senior Executive                               Max number of Ordinary Shares
                                                in the Company under Award

Mrs V. Cox                                                  217,000
Mr J. Mogford                                               265,000
Mr S. Westwell                                              220,000





                                               Max number of ADSs under Award

Ms S. T. Bott                                          45,000
                                            (equivalent to approximately 270,000
                                             ordinary shares)

Mr R. A. Malone                                        35,000
                                            (equivalent to approximately 210,000
                                             ordinary shares)



These shares pertain to the 2008-2010 performance period. The number of shares/ ADSs set out above is the maximum number which may vest under the Award. The actual number of shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2010.

This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.

Exhibit No. 26


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  25 March 2008


BP p.l.c. announces that on 20 March 2008, it purchased for cancellation 2,505,000 ordinary shares at prices between 495.25 pence and 507.50 pence per share.

Following the above transaction BP p.l.c. holds 1,937,789,096 ordinary shares in Treasury, and has 18,847,220,771 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 27

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  25 March 2008

BP p.l.c. was informed on 20 March 2008 by the Trustees of the BP Employee Share Ownership Plan that on 17 March 2008, following an award under the BP Deferred Annual Bonus Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Mr P.B.P. Bevan          44,182 BP Ordinary Shares
Ms V. Cox                49,090 BP Ordinary Shares
Mr J. Mogford            37,455 BP Ordinary Shares
Mr S. Westwell           32,455 BP Ordinary Shares


Ms S.T. Bott             7,650 ADS shares (equivalent to approximately
                         45,900 Ordinary Shares)

Mr R.A. Malone           5,400 ADS shares (equivalent to approximately
                         32,400 Ordinary Shares)

The numbers of Restricted Share Units represent the number of ordinary shares/ ADSs that will vest following a three year retention period. In addition, each senior executive will be entitled to additional shares/ADSs representing the value of reinvested dividends on those shares/ADSs which vest.

This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.

Exhibit No. 28

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  25 March 2008


BP p.l.c. was advised on Monday 24 March 2008 by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans, that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names on 10 March 2008 at US$64.51 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-



Ms S. Bott                                 100.783 BP ADSs (equivalent
                                           to approximately 605 Ordinary Shares)

Mr R. Malone                               246.149 ADSs (equivalent to
                                           approximately 1,477 Ordinary Shares)



This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No. 29


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 March 2008



BP p.l.c. announces that on 25 March 2008, it purchased for cancellation 2,040,000 ordinary shares at prices between 507.30 pence and 515.50 pence per share.

Following the above transaction BP p.l.c. holds 1,937,789,096 ordinary shares in Treasury, and has 18,845,429,871 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 30

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  27 March 2008





BP p.l.c. announces that on 26 March 2008 it transferred to participants in its employee share schemes 15,257 ordinary shares at prices between 3.50 pence and
5.00 pence. These shares were previously held as treasury shares.



Following the above transaction BP p.l.c. holds 1,937,773,839 ordinary shares in Treasury, and has 18,845,768,516 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 31

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. - 27 March 2008


BP p.l.c. was advised on 26 March 2008, by Computershare Plan Managers that the following senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 20 March 2008 @ GBP5.399983 per Ordinary share as a result of reinvestment of dividends on shares held by them in the BP Deferred Annual Bonus Plan:-


Mr P. Bevan                         633 shares
Ms V. Cox                           402 shares
Mr A. Inglis                        254 shares
Mr J. Mogford                       637 shares
Mr S. Westwell                      360 shares


Ms V. Cox also received 753 ordinary shares on 20 March 2008 at GBP5.399983 per share, as a result of the reinvestment of dividends on shares held by her in the BP Long Term Performance Plan (Deferred).


Mr J. Mogford also received 259 ordinary shares and Mr S. Westwell also received 145 ordinary shares on 20 March 2008 at GBP5.399983 per share, as a result of the reinvestment of dividends on shares held by them.


BP p.l.c. was further informed that Mr A. Hayward, a director of BP p.l.c., received 1,120 ordinary shares on 20 March 2008 at GBP5.399983 per share, as a result of the reinvestment of dividends on shares held by him in the BP Executive Directors Incentive Plan, and that Mr I. Conn, a director of BP p.l.c., received 968 ordinary shares on 20 March 2008 at GBP5.399983 per share, as a result of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.




This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit No. 32


BP p.l.c. -  Total Voting Rights
BP p.l.c. -  31 March 2008


BP p.l.c.



         Voting Rights and Capital - Transparency Directive Disclosure



                                                            London 31 March 2008





Pursuant to Disclosure and Transparency Rule 5.6:-



- The issued share capital of BP p.l.c. comprised 18,847,502,883 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.



- The total number of voting rights in BP p.l.c. is 18,852,585,383. This figure excludes (i) 1,937,789,096 ordinary shares which have been bought back and held in treasury by BP; and (ii) 161,898,073 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.



This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

Exhibit No. 33

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  31 March 2008



31st March 2008


BP plc


--------------------------


BP share repurchase programme


----------------------


BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st April 2008 and ends on 29th April 2008. The shares purchased on behalf of BP plc are for cancellation.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.


Further enquiries:
BP Press Office:        +44 (0)20 7496 4076

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  07 April, 2008                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary